COMMENTS RECEIVED ON 08/25/2025

FROM KIM McMANUS

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Commodity Strategy Fund, Fidelity Series Commodity Strategy Fund

POST-EFFECTIVE AMENDMENT NO. 103

1)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the number of index components, as well as the rebalance and reconstitution process, including the frequency thereof.

R:

We are not aware of a requirement to disclose the number of index components or the rebalance and reconstitution process of a third-party index. We believe the description provided for the fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

2)

“Power of Attorney” (Part C)

C:

The Staff requests we update the Power of Attorney.

R:

The Powers of Attorney remain current and have not been revoked. As such, no updated Power of Attorney is required.